TRANSGLOBE ENERGY CORPORATION FINANCIAL AND OPERATING RESULTS

For the three and nine month periods ended September 30, 2012
(All dollar values are expressed in United States dollars unless otherwise noted)

>	Increased production to an average of 18,143 Bopd (17,124 Bopd sales) for the quarter;

>	Third quarter funds flow of $35.4 million;

>	Third quarter earnings of $11.8 million (includes a $4.4 million unrealized loss on convertible debentures);

>	Spent $17.5 million on exploration, development and acquisitions during the quarter;

>	Drilled 9 wells in the quarter resulting in 6 oil wells and 3 dry holes;

>	Ended the quarter with $45.7 million in cash and cash equivalents; positive working capital of $252.2 million or $117.4 million net of debt (including convertible debentures);

>	Closed corporate acquisition of Cepsa on July 26, 2012, providing the remaining operated 50% working interest in the South Alamein concession;

>	The Company's first oil production in the Western Desert of Egypt;
>	The Company was the successful bidder on four concessions offered in the EGPC 2011 bid round (NW Gharib, SW Gharib, SE Gharib and S Ghazalat).

A conference call to discuss TransGlobe’s 2012 third quarter results presented in this news release was held Thursday, November 8, 2012 and can be accessed on the Company’s website at: at http://www.trans-globe.com/investors/presentations-and-events/index.php

www.trans-globe.com

TSX: TGL NASDAQ: TGA

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three months ended September 30			Nine months ended September 30
Financial	2012	2011	% Change	2012	2011	% Change
Oil revenue	152,624	128,265	19	460,128	339,875	35
Oil revenue, net of royalties	74,540	71,769	4	225,385	187,145	20
Derivative gain (loss) on commodity
contracts	—	(13)	—	(125)	(599)	79
Production and operating expense	11,622	9,762	19	35,024	26,404	33
General and administrative expense	7,350	4,357	69	20,829	13,591	53
Depletion, depreciation and amortization
expense	11,005	10,300	7	34,516	26,263	31
Income taxes	22,742	19,442	17	65,660	53,146	24
Funds flow from operations*	35,397	37,980	(7)	106,659	93,507	14
Basic per share	0.49	0.52		1.46	1.29
Diluted per share	0.47	0.51		1.41	1.25
Net earnings	11,774	26,110	(55)	52,898	50,873	4
Net earnings - diluted	11,774	26,110	(55)	52,898	50,873	4
Basic per share	0.16	0.36		0.72	0.70
Diluted per share	0.16	0.35		0.70	0.68
Capital expenditures	12,579	20,160	(38)	31,501	59,544	(47)
Corporate acquisition	4,881	—	—	27,978	—	—
Working capital	252,242	164,132	54	252,242	164,132	54
Long-term debt, including current portion	31,878	57,303	(44)	31,878	57,303	(44)
Convertible debentures	102,920	—	—	102,920	—	—
Common shares outstanding
Basic (weighted-average)	73,450	72,993	1	73,249	72,358	1
Diluted (weighted-average)	75,621	75,371	—	75,501	74,906	1
Total assets	635,529	465,262	37	635,529	465,262	37
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

Operating
Average production volumes (Bopd)	18,143	13,406	35	17,284	12,158	42
Average sales volumes (Bopd)	17,124	13,406	28	16,942	12,158	39
Average price ($ per Bbl)	96.88	104.00	(7)	99.12	102.40	(3)
Operating expense ($ per Bbl)	7.38	7.92	(7)	7.54	7.96	(5)

Q3-2012	1

Corporate Summary
TransGlobe Energy Corporation's (“TransGlobe” or the “Company”) total production increased to a record 18,143 barrels of oil per day (“Bopd”) during the quarter. The increase in production over Q-2 was due to Block S-1 in Yemen coming back on production July 27th, production increases at West Bakr and new production at East Ghazalat. Total oil sales for the Company averaged 17,124 Bopd during the quarter, 1,019 Bopd less than production as Block S-1 production in Yemen was held in inventory and sold subsequent to quarter end.

The Safwa field in East Ghazalat was placed on production in mid-September and represents the Company's first oil production in the Western Desert. The Safwa field is producing approximately 1,000 Bopd (500 Bopd to TransGlobe) from the four existing wells.

In the Eastern desert the Company continued drilling at West Gharib and West Bakr with a drilling rig on each concession. Concurrent with the drilling activities, the Company advanced a number of facility projects focused on the integration of the West Bakr and West Gharib assets to improve delivery of production to the Government-controlled (“GPC”) processing and handling facilities. In early November the Company expects to move a portion of the Hana/Hana West production in West Gharib through the West Bakr system pipeline, which will partially alleviate some of the production constraints in West Gharib. The Company has approximately 300 Bopd of production shut-in and an additional 2,400 Bopd (12 Nukhul wells at 200 Bopd using the average 90 day Upper Nukhul production rate after completion and stimulation) of production behind casing at West Gharib due to facility constraints at the GPC receiving terminal. The Company commenced a six-well completion and stimulation program in October to evaluate new pools/extensions and to provide additional productive capacity; the remaining wells will be completed in 2013 as required. The Company expects to be able to bring on the shut-in production through the winter and bring on the additional behind casing production to off-set natural declines during 2013.

During the quarter TransGlobe acquired Cepsa Egypt SA B.V. which holds and is operator of the remaining 50% interest in South Alamein. TransGlobe now holds a 100% interest in the South Alamein concession. The Company is advancing an initial five-well drilling program at South Alamein which could commence prior to year end, depending upon the approval of the necessary well permits. In addition, the Company finalized the drilling plans for the Al Azayem #1 exploration well on South Mariut (60% operated interest). In October drilling commenced on the 14,500 foot Al Azayem #1 exploration well which represents the Company's first operated well in the Western desert and the start of a significant exploration drilling program in the Western desert.

Dated Brent oil prices were strong in the third quarter, averaging $109.61 per barrel. The West Gharib and West Bakr crude is sold at a quality discount to Dated Brent and received a blended price of $96.72 during the quarter. The Company had funds flow of $35.4 million and ended the quarter with positive working capital of $252.2 million or $117.4 million net of debt (including the convertible debentures). The Company's accounts receivable balance, (net of excess cost oil due to Egyptian General Petroleum Company (“EGPC”)), increased to $222.8 million. Subsequent to the quarter a tanker lifting of approximately 512,000 barrels allocated to the Company by EGPC, was completed October 24th to 26th. The proceeds of that lifting, estimated at $52.5 million, are due to be received in November directly from the purchaser. This payment is expected to bring the accounts receivable balance in-line with the historical average of five to eight months aging.

The Company had net earnings in the quarter of $11.7 million ($0.16/share), which included a $4.4 million ($0.06/share) non-cash unrealized loss on convertible debentures. The $4.4 million loss represents a fair value adjustment in accordance with IFRS, but does not represent a cash outflow or a change in the future cash outlay required to repay the convertible debentures.

In the Company's view, the political environment in the Arab Republic of Egypt (“Egypt”) continues to improve and business processes and operations are proceeding as normal. The Company has a strong financial position and continues to pursue business development opportunities both within and outside of Egypt.

2	Q3-2012

ARAB REPUBLIC OF EGYPT
West Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company drilled five wells during the third quarter in the Arta/East Arta area resulting in three Nukhul oil wells (two new pools), one potential Thebes oil well (new pool) and one dry hole. A step-out well was drilled near the Fadl field subsequent to the quarter which encountered the target zone on the down-thrown side of a fault. The well has been plugged back to surface casing and suspended as a potential future sidetrack location. The drilling rig is currently drilling a step-out location at Hoshia. It is expected that the drilling rig will continue working in West Gharib throughout 2013.
Production
Production from West Gharib averaged 12,182 Bopd to TransGlobe during the third quarter, essentially flat (1% or 174 Bopd lower) with the previous quarter. The production gains to the 12,700 Bopd to 13,000 Bopd level that were achieved in the third quarter were offset by several issues.
In August and early September production was lower due to performance issues associated with the incumbent trucking contractor during the tender process for a new trucking contract. A new trucking contract was awarded in the fourth quarter which has improved trucking operations.
At the end of September, production was impacted by an 8-day illegal labor protest at the West Gharib field entrance which shut down crude oil trucking from West Gharib from September 30 to October 7. The labor protest involved subcontractor day-rate workers who were seeking full time employment. The protest was ruled illegal by the courts on October 7 and disbanded peacefully by the Ministry of Interior. It is estimated that approximately 100,000 barrels of production was deferred during the eight day protest, which will impact fourth quarter sales by approximately 950 Bopd.
Production averaged 9,867 Bopd to TransGlobe during October, primarily due to the illegal labor protest. Current production in November is approximately 12,800 Bopd.
Of the 21 wells drilled in 2012, 13 wells are awaiting completion and stimulation. The wells will be completed and brought on to production to offset natural declines and as additional sales capacity becomes available at the GPC terminal over the next 12 months. The Company commenced a six-well completion and stimulation program in mid-October to evaluate new pools and pool extensions.
Facility Projects
The Company has completed a number of facility projects and several more are underway at West Gharib and West Bakr to reduce the amount of water trucked with the oil from West Gharib and increase sales capacity at GPC. The larger facility projects completed and underway are summarized below:

•	South Arta Multi Well Battery (“MWB”) completed December 2011;

•	Hoshi MWB completed May 2012;

•	Hana West Treater completed July 2012;

•	West Bakr K station offloading system for West Gharib production targeting Q-4 2012;

◦	Initially trucking the Hana/Hana West production to K station completed early November 2012.

•	Hana Treater facility targeting Q-4 2012;

•	East Arta MWB in the northern portion of the field targeting Q-1 2013;

•	Arta Central Processing Facility (“CPF”) Q-4 2013.

•	Expand tie-in facilities to allow West Gharib crude from Northern fields production (Hoshia, Arta, East Arta) to tie into the West Bakr pipeline facilities.
The Company continues to progress a number of longer term infrastructure projects in the West Gharib/West Bakr fields to deliver West Gharib production to GPC by pipeline and thereby eliminate oil trucking outside the West Gharib field area.

Q3-2012	3

Quarterly West Gharib Production (Bopd)
	2012			2011
	Q-3	Q-2	Q-1	Q-4
Gross production rate	12,182	12,356	12,065	11,280
TransGlobe working interest	12,182	12,356	12,065	11,280
TransGlobe net (after royalties)	6,757	6,847	6,581	6,255
TransGlobe net (after royalties and tax)*	4,741	4,805	4,536	4,358
* Under the terms of the West Gharib Production Sharing concession, royalties and taxes are paid out of the Government’s share of production sharing oil.
West Bakr, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company drilled two wells during the third quarter resulting in one oil well in the H field and one directional well in the K field (K27) which had to be abandoned prior to reaching the target zones due to drilling problems in a thick shale section. Subsequent to the quarter, the Company has drilled an oil well in the K field (K28) which will be completed and placed on production from one of the three oil zones encountered.
The rig is currently drilling on the M field targeting a new pool. The initial three-well drilling program for 2012 has been increased to eight wells (two wells in H, two wells in M and four wells in K). In addition to the planned eight-well drilling program, the West Bakr team has identified an additional 14 drilling targets. It is expected that the drilling rig will continue working in West Bakr throughout 2013.
Production
Production from West Bakr averaged 4,590 Bopd to TransGlobe during the third quarter, a 9% (360 Bopd) increase from the previous quarter. Production increases from new wells and recompletions were offset during the quarter by a number of unscheduled pump changes and some initial sand clean-outs on new producers.

Production has averaged 4,863 Bopd in October primarily due to better pump performance. The Company expects to achieve improved pump performance similar to the West Gharib operations as equipment is repaired or replaced with better quality components over the balance of 2012.

Quarterly West Bakr Production (Bopd)
	2012			2011
	Q-3	Q-2	Q-1	Q-4*
Gross production rate	4,590	4,230	4,358	138
TransGlobe working interest	4,590	4,230	4,358	138
TransGlobe net (after royalties)	1,268	1,244	1,239	45
TransGlobe net (after royalties and tax)**	939	941	926	35
* Purchased December 29, 2011, includes three days of production.
** Under the terms of the West Bakr Production Sharing concession, royalties and taxes are paid out of the Government's share of production sharing oil.
East Ghazalat, Arab Republic of Egypt (50% working interest)
Operations and Exploration
During the third quarter the Company finished drilling the East Ghazalat 2x exploration well (Eradah prospect), which was abandoned.

Production

During the quarter the operator completed and equipped the four existing Safwa wells for production and installed production facilities at Safwa. First oil production started September 9th at 200 Bopd (100 Bopd to TransGlobe) from one of the four wells with the other three wells placed on production over the following 30 days. Production from East Ghazalat averaged 82 Bopd to TransGlobe during the third quarter. Production during October averaged 549 Bopd to TransGlobe, with the four Safwa wells on production.

Production is trucked to a receiving terminal at the Dapetco operated South Dabaa facility approximately 35 kilometers southwest of Safwa.

4	Q3-2012

Quarterly East Ghazalat Production (Bopd)
	2012			2011
	Q-3	Q-2	Q-1	Q-4
Gross production rate	163	—	—	—
TransGlobe working interest	82	—	—	—
TransGlobe net (after royalties)	41	—	—	—
TransGlobe net (after royalties and tax)*	33	—	—	—
* Under the terms of the East Ghazalat Production Sharing concession, royalties and taxes are paid out of the Government's share of production sharing oil.
South Alamein, Arab Republic of Egypt (100% working interest, operated)
TransGlobe now holds a 100% working interest in the South Alamein Production Sharing Concession (“PSC”) through two, wholly-owned subsidiary companies. On June 7, 2012 the Company acquired a company from EP Energy LLC which holds a 50% interest in the South Alamein PSC. On July 26, 2012 the Company acquired a company from COMPANIA ESPANOLA DE PETROLEOS, S.A.U. which holds the remaining 50% working interest in the South Alamein PSC.
The South Alamein concession is located onshore in the Western Desert of Egypt and includes portions of the prolific Alamein and Tiba basins. The current size of this exploration concession is 1,423 square kilometers (355,832 acres), and is in the final two-year exploration phase. The concession includes an oil discovery well, Boraq-2X. The primary Cretaceous zone tested at a rate of 800 to 1,323 Bopd of 34 API oil with no water and a 13% pressure drawdown during a 28 hour drill stem test ("DST").  A secondary Cretaceous zone tested at a rate of 274 Bopd of 32-35 API oil and 4% water during a 23 hour DST. Test rates are not necessarily indicative of long-term performance but it is anticipated that the well should be capable of producing approximately 1,700 Bopd.
Operations and Exploration
No wells were drilled during the third quarter. The Company has scheduled a drilling rig to commence an initial five-well drilling program starting in December 2012 or early 2013 which is dependent on receiving the necessary well permits. The program will include two appraisal wells at Boraq and three exploration wells. It is expected that a drilling rig will remain in the South Alamein concession throughout 2013. The Company is targeting first production from the Boraq discovery in mid-2013.
South Mariut, Arab Republic of Egypt (60% working interest, operated)
The South Mariut concession is located in the Western Desert of Egypt and is onshore along the Mediterranean coastline, adjacent to prolific offshore hydrocarbon fields and southwest of the city of Alexandria. The current gross size of this exploration concession is approximately 3,350 square kilometers (828,000 acres). The South Mariut concession is in the first, three-year extension period which expires on April 5, 2013. A further two-year extension is available under the PSC.
Operations and Exploration
No wells were drilled during the third quarter. Subsequent to the quarter, drilling commenced on October 10th at Al Azayem #1. The well is targeting several stacked horizons with four-way closures identified on 3-D seismic, and drilling is expected to take approximately 90 days. The total depth is expected at approximately 14,500 feet in Jurassic reservoirs. In addition to the Al Azayem #1 well, the Company is in the process of finalizing the selection of two additional exploration prospects for drilling in early 2013. It is expected that the joint venture partners will finalize the second and third exploration locations prior to year-end.

Nuqra Block 1, Arab Republic of Egypt (71.43% working interest, operated)
Operations and Exploration
The Nuqra Block exploration concession expired on July 17, 2012 and was relinquished. All exploration commitments were met.

Q3-2012	5

YEMEN WEST- Marib Basin
Block S-1, Republic of Yemen (25% working interest)
Operations and Exploration
No wells were drilled during the quarter.
Production
Production from Block S-1 re-commenced on July 27, 2012 following repairs to the Marib export pipeline to the Ras Eisa port on the Red Sea, which was damaged in October 2011. During the quarter TransGlobe's sales production averaged 63 Bopd which represents the Company's share of production for the last five days of July at 1,140 Bopd. The gross field production for the third quarter averaged 3,860 Bopd (965 Bopd to TransGlobe). In October gross field production averaged approximately 6,852 Bopd (1,713 Bopd to TransGlobe).
The Company agreed to amend the Block S-1 marketing contract effective July 2012 from a monthly purchase contract to a tanker lifting sales contract. The unsold third quarter inventory was lifted and sold with October production in early November. Based on current production volumes it is anticipated that tanker liftings could occur approximately once per quarter from Block S-1. It is expected that sales production rates and the field production rates will vary quarter to quarter depending on the timing of tanker liftings during the respective quarter.

Quarterly Block S-1 Production and Sales (Bopd)
	2012			2011
	Q-3*	Q-2	Q-1	Q-4
Gross field production rate	3,860	—	—	736
Gross sales production rate	252	—	—	736
TransGlobe working interest	63	—	—	184
TransGlobe net (after royalties)	41	—	—	93
TransGlobe net (after royalties and tax)**	36	—	—	69
* Partial quarter, production started July 27, 2012.
** Under the terms of the Block S-1 PSA, royalties and taxes are paid out of the Government’s share of production sharing oil.

Block 75, Republic of Yemen (25% working interest)
Operations and Exploration
The PSA for Block 75 was ratified and signed into law effective March 8, 2008. The first, three-year exploration phase has a work commitment of 3-D seismic and one exploration well. The 3-D seismic was acquired in 2009. One exploration well was planned as part of the 2011 Block S-1/75 drilling program however the drilling program was cancelled in the first quarter of 2011 due to logistics and security concerns.

YEMEN EAST- Masila Basin
Block 32, Republic of Yemen (13.81% working interest)
Operations and Exploration
One oil well was drilled in the Tasour field during the third quarter. The well was placed on production in early August and is producing approximately 380 Bopd.
Production
Production sales from Block 32 averaged 1,501 Bopd (207 Bopd to TransGlobe) during the quarter. The reported gross sales production rate represents the amount of oil that was lifted and sold during the quarter. It is expected that sales production rates and the field production rates will vary quarter to quarter depending on the timing of tanker lifting's during the respective quarter.
The actual field production during the third quarter averaged 2,532 Bopd (350 Bopd to TransGlobe) which is approximately 2% lower than the previous quarter due to natural declines and a leak in the export pipeline that had curtailed sales for five days during September.
Field production averaged approximately 2,509 Bopd (346 Bopd to TransGlobe) during October.

6	Q3-2012

Quarterly Block 32 Production and Sales (Bopd)
	2012			2011
	Q-3	Q-2	Q-1	Q-4
Gross field production rate	2,532	2,575	2,704	3,276
Gross sales production rate	1,501	2,839	2,151	3,276
TransGlobe working interest	207	392	297	452
TransGlobe net (after royalties)	123	232	166	254
TransGlobe net (after royalties and tax)*	96	179	120	188
* Under the terms of the Block 32 PSA, royalties and taxes are paid out of the Government’s share of production sharing oil.
Block 72, Republic of Yemen (20% working interest)
Operations and Exploration
No new wells were drilled during the quarter. In July the joint venture partners met and approved the Gabdain #3 well, subject to the resolution of logistic/security issues in the area. The current exploration phase of the PSA has been extended to October 12, 2013.

Gabdain #3 is targeting a large fractured basement prospect originally drilled at Gabdain #1 in 2010. Gabdain #1 tested approximately 170 Bopd light oil from the Kholan formation with 85% drawdown (which overlies the basement) during a two-day production test. Test rates are not necessarily indicative of long-term performance. The basement fractures at Gabdain #1 were tight and non-productive. The Gabdain #3 well is located approximately five kilometers from Gabdain #1 and is targeting fractures in the basement. It is expected that the 3,500 meter (11,500 feet) exploration well will cost approximately $11.5 million ($2.3 million to TransGlobe).

Q3-2012	7

November 6, 2012
Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2012 and 2011 and the audited financial statements and MD&A for the year ended December 31, 2011 included in the Company’s annual report. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s Form 40-F may be found on EDGAR at www.sec.gov.
READER ADVISORIES
Forward Looking Statements
Certain statements or information contained herein may constitute forward-looking statements, or information under applicable securities laws, including management’s assessment of future plans and operations, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situations in Egypt and Yemen, reserve estimates, the resolution of potential litigation and claims and impact on the Company of the costs and resolutions, management’s expectation for results of operations for 2012, including expected 2012 average production, funds flow from operations, the 2012 capital program for exploration and development, the timing and method of financing thereof, method of funding drilling commitments, commodity prices and expected volatility thereof and the use of proceeds from recent financings.
Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.
Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of the Company's reserves are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.
In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

8	Q3-2012

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.
Additional Measures
Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

Reconciliation of Funds Flow from Operations
	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2012	2011	2012	2011
Cash flow from operating activities	2,368	3,456	28,742	61,300
Changes in non-cash working capital	33,029	34,524	77,917	32,207
Funds flow from operations*	35,397	37,980	106,659	93,507
* Funds flow from operations does not include interest or financing costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of
Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.
Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.
Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.
TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian-based, publicly-traded, oil exploration and production company whose activities are concentrated in two main geographic areas, the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). Egypt and Yemen include the Company’s exploration, development and production of crude oil.
BUSINESS ACQUISITIONS
On July 26, 2012, the Company completed a Share Purchase Agreement to acquire 100% of the common shares of Cepsa Egypt SA B.V. (“Cepsa Egypt”), a wholly-owned subsidiary of Compania Espanola De Petroleos, S.A.U. (“Cepsa”), a company registered in Spain. Cepsa Egypt holds an operated 50% working interest in the South Alamein Production Sharing concession ("PSC") in Egypt. As a result, the Company now holds a 100% working interest in the South Alamein concession through two wholly-owned subsidiaries. The Cepsa transaction was structured as an all-cash deal, effective July 1, 2012, funded through working capital. Total consideration for the transaction was $4.9 million, which represents the initial $3.0 million base purchase price plus $1.9 million in consumable drilling equipment inventory (which is classified as exploration and evaluation assets), working capital and other closing adjustments.

Q3-2012	9

On June 7, 2012, the Company completed a Share Purchase Agreement to acquire 100% of the common shares of a wholly-owned subsidiary of EP Energy LLC which holds, though wholly-owned subsidiaries, a non-operated 50% interest in the South Alamein PSC in Egypt and an operated 60% working interest in the South Mariut PSC in Egypt. The South Alamein concession covers an area of 355,832 acres, and an extensive 3-D seismic covers the entire area. There is currently one oil discovery well in South Alamein. The South Mariut concession covers an area of approximately 828,000 acres and includes the approval of a 14,500 foot exploration well which began drilling on October 10, 2012. The transaction was structured as an all-cash deal, effective April 1, 2012, funded through working capital and the proceeds of the issuance of convertible debentures. Total consideration for the transaction was $23.3 million, which represents the initial $15.0 million base purchase price plus $8.3 million in consumable drilling equipment inventory (which is classified as exploration and evaluation assets), working capital and other closing adjustments.

10	Q3-2012

SELECTED QUARTERLY FINANCIAL INFORMATION

	2012			2011				2010
($000s, except per share, price and volume amounts)	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4

Average production volumes
(Bopd)	18,143	16,978	16,720	12,054	13,406	11,826	11,218	10,789

Average sales volumes (Bopd)	17,124	16,978	16,720	12,054	13,406	11,826	11,218	10,789
Average price ($/Bbl)	96.88	95.84	104.78	99.12	104.00	105.57	97.06	79.83
Oil sales	152,624	148,078	159,426	109,919	128,265	113,615	97,995	79,240
Oil sales, net of royalties	74,540	73,633	77,212	60,609	71,769	62,513	52,863	45,198
Cash flow from operating activities	2,368	24,603	1,771	2,330	3,456	54,354	3,490	17,010
Funds flow from operations*	35,397	35,174	36,088	26,469	37,980	30,597	24,930	19,355
Funds flow from operations per
share
- Basic	0.49	0.48	0.49	0.36	0.52	0.42	0.35	0.29
- Diluted	0.47	0.43	0.48	0.35	0.51	0.40	0.34	0.28
Net earnings	11,774	30,149	10,975	30,519	26,110	21,874	2,889	8,932
Net earnings – diluted	11,774	20,821	10,975	30,519	26,110	21,874	2,889	8,932
Net earnings per share
- Basic	0.16	0.41	0.15	0.42	0.36	0.30	0.04	0.13
- Diluted	0.16	0.25	0.15	0.41	0.35	0.29	0.04	0.13

Total assets	635,529	620,937	648,012	525,806	465,262	420,956	404,184	345,625
Cash and cash equivalents	45,732	72,230	127,313	43,884	105,007	122,659	86,353	57,782
Convertible debentures	102,920	95,043	105,835	—	—	—	—	—
Total long-term debt, including
current portion	31,878	37,855	57,910	57,609	57,303	56,998	56,731	86,420
Debt-to-funds flow ratio**	1.0	1.0	1.2	0.5	0.5	0.6	0.7	1.1
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.
** Debt-to-funds flow ratio is a measure that represents total long-term debt (including current portion) and convertible debentures over funds flow from operations for the trailing 12 months, and may not be comparable to measures used by other companies.
During the third quarter of 2012, TransGlobe has:

•	Maintained a strong financial position, reporting a debt-to-funds flow ratio of 1.0 at September 30, 2012;

•	Reported net earnings of $11.8 million;

•	Reported net earnings of $16.1 million prior to the unrealized fair value adjustment on convertible debentures;

•	Achieved funds flow from operations of $35.4 million; and

•	Spent $17.5 million on capital programs and acquisitions, which were funded entirely with cash on hand.
The accounting for the convertible debentures continued to have a significant impact on important components of the Company’s financial statements:

•
Reported a decrease in net earnings of $18.4 million from the second quarter of 2012. This decrease was due in large part to the unrealized gain on convertible debentures of $8.8 million recognized in the second quarter of 2012, combined with an unrealized loss of $4.4 million recognized on the convertible debentures in the third quarter of 2012; and

•
Reported a decrease in net earnings of $14.3 million or 55% in the third quarter of 2012 compared to the third quarter of 2011, which was also due partly to an unrealized loss on convertible debentures of $4.4 million in the second quarter of 2012.

Q3-2012	11

2012 VARIANCES
	$000s	$ Per Share Diluted	% Variance
Q3-2011 net earnings	26,110	0.35
Cash items
Volume variance	32,780	0.44	126
Price variance	(8,421)	(0.11)	(32)
Royalties	(21,588)	(0.29)	(82)
Expenses:
Production and operating	(1,860)	(0.02)	(7)
Cash general and administrative	(2,237)	(0.03)	(9)
Exploration	202	—	1
Current income taxes	(1,298)	(0.02)	(5)
Realized foreign exchange gain	(113)	—	—
Interest on long-term debt	(1,614)	(0.02)	(6)
Other income	(48)	—	—
Total cash items variance	(4,197)	(0.05)	(14)
Non-cash items
Unrealized derivative gain	13	—	(1)
Unrealized foreign exchange gain	(2,812)	(0.04)	(11)
Depletion, depreciation and amortization	(705)	(0.01)	(3)
Unrealized gain (loss) on financial instruments	(4,361)	(0.06)	(17)
Impairment loss	68	—	—
Stock-based compensation	(762)	(0.01)	(3)
Deferred income taxes	(2,002)	(0.03)	(8)
Deferred lease inducement	6	—	—
Amortization of deferred financing costs	416	0.01	2
Total non-cash items variance	(10,139)	(0.14)	(41)
Q3-2012 net earnings	11,774	0.16	(55)
Net earnings decreased to $11.8 million in Q3-2012 compared to $26.1 million in Q3-2011, which was mainly due to an unrealized loss on financial instruments (convertible debentures) combined with increases in deferred tax expense and cash general and administrative expenses in Q3-2012. The earnings impact of increased volumes were mostly offset by price reductions and increases in royalties, income taxes, operating costs and foreign exchange fluctuations. Increased expenses were a result of the increased volumes.
The non-cash unrealized loss on financial instruments (convertible debentures) has arisen because the Company has elected to carry the convertible debenture liability at fair value on its Condensed Consolidated Interim Balance Sheets. Fair value is determined based on the quoted market price of the convertible debentures as at the period end date. Based on quoted market prices, a $4.4 million increase to the convertible debenture liability was recorded as at September 30, 2012, with a corresponding loss recorded on the Condensed Consolidated Interim Statement of Earnings and Comprehensive Income. As the market price of the convertible debentures fluctuates from period to period, so will the fair value of the convertible debenture liability, and therefore so will the unrealized gain or loss on financial instruments (convertible debentures). This fair value adjustment has had a significant impact on net earnings in the first three quarters of 2012, and, depending on the magnitude of fluctuations in the trading price of the convertible debentures in future periods, could have a material impact on the Company’s net earnings in future periods. While this fair value adjustment is made in accordance with IFRS, it does not represent a cash gain or loss or a change in the future cash outlay required to redeem the convertible debentures.

12	Q3-2012

BUSINESS ENVIRONMENT
The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2012			2011
	Q-3	Q-2	Q-1	Q-4	Q-3
Dated Brent average oil price ($/Bbl)	109.61	108.19	118.49	109.31	113.44
U.S./Canadian Dollar average exchange rate	0.995	1.006	1.001	1.023	0.980
The price of Dated Brent oil averaged 3% lower in Q3-2012 compared with Q3-2011. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through Production Sharing Agreements. When the price of oil goes up, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Typically maximum cost recovery or cost oil ranges from 25% to 30% in Egypt and 50% to 60% in Yemen. Generally the balance of the production is shared with the respective governments (production sharing oil). Depending on the contract, the government receives 70% to 86% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the Government’s share of production).
During the political change in Egypt, business processes and operations have generally proceeded as normal. The Company continues to expand its footprint in Egypt as evidenced by the closing of recent business acquisitions. While exploration and development activities have been uninterrupted for the most part, the Company has experienced delays in the collection of accounts receivable from the Egyptian Government due to the economic impact caused by instability in the country. The Company is in continual discussions with the Egyptian Government to determine solutions to the delayed cash collections, and still expects to recover the accounts receivable balance in full. Yemen is still unsettled, however, the Company’s production from Block S-1, which was shut-in on October 8, 2011, was back on production as of July 27, 2012. Production from Block S-1 averaged 965 Bopd to TransGlobe during Q3-2012. The Company's historic crude marketing agreements for Block S-1 production have changed. Post re-start of Block S-1 the Company will now be paid on crude vessel liftings rather than on a monthly basis. As a result, sales production will no longer equate to physical production. Sales volumes versus production volumes will vary during the quarters depending on the timing of tanker liftings in the respective quarters.
OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties (Bopd)
Production Volumes

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Egypt	16,853	11,138	16,622	10,419
Yemen	1,290	2,268	662	1,739
Total Company	18,143	13,406	17,284	12,158

Sales Volumes

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Egypt	16,853	11,138	16,622	10,419
Yemen	271	2,268	320	1,739
Total Company	17,124	13,406	16,942	12,158

Q3-2012	13

Netback
Consolidated

	Nine Months Ended September 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	460,128	99.12	339,875	102.40
Royalties	234,743	50.57	152,730	46.02
Current taxes	66,216	14.26	55,827	16.82
Production and operating expenses	35,024	7.54	26,404	7.96
Netback	124,145	26.75	104,914	31.60

	Three Months Ended September 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	152,623	96.88	128,265	104.00
Royalties	78,083	49.56	56,496	45.81
Current taxes	21,634	13.73	20,336	16.49
Production and operating expenses	11,622	7.38	9,762	7.92
Netback	41,284	26.21	41,671	33.78

Egypt

	Nine Months Ended September 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	450,374	98.89	288,426	101.40
Royalties	230,649	50.64	129,665	45.59
Current taxes	64,890	14.25	49,350	17.35
Production and operating expenses	29,552	6.49	19,930	7.01
Netback	125,283	27.51	89,481	31.45

	Three Months Ended September 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	149,961	96.72	104,780	102.25
Royalties	77,032	49.68	47,044	45.91
Current taxes	21,318	13.75	17,783	17.35
Production and operating expenses	10,510	6.78	7,065	6.89
Netback	41,101	26.51	32,888	32.10
The netback per Bbl in Egypt decreased 17% and 13% respectively, in the three and nine months ended September 30, 2012 compared with the same periods of 2011, mainly as a result of a 5% and 2% decrease in the selling price on a per Bbl basis. The average selling price during the three months ended September 30, 2012 was $96.72/Bbl, which represents a gravity/quality adjustment of approximately $12.89/Bbl to the average Dated Brent oil price for the period of $109.61/Bbl.
Royalties and taxes as a percentage of revenue increased to 66% in the three and nine months ended September 30, 2012, compared with 62% in the same periods of 2011. This increase is due to the fact that the three and nine month periods ended September 30, 2011 included only West Gharib production, whereas 2012 includes West Gharib and West Bakr production. West Bakr production is subject to higher Government takes according to the West Bakr Production Sharing concession.
Operating expenses decreased slightly on a per Bbl basis for the three and nine month periods ended September 30, 2012 compared with the same period of 2011. This is due to the inclusion of West Bakr in the 2012 figures. West Bakr has slightly lower operating costs on a per Bbl basis than West Gharib, which is due mostly to lower oil handling fees per Bbl along with the absence of trucking costs in West Bakr.

14	Q3-2012

Yemen

	Nine Months Ended September 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	9,754	111.25	51,449	108.37
Royalties	4,094	46.69	23,065	48.58
Current taxes	1,326	15.12	6,477	13.64
Production and operating expenses	5,472	62.41	6,474	13.64
Netback	(1,138)	(12.97)	15,433	32.51

	Three Months Ended September 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	2,662	106.77	23,485	112.55
Royalties	1,051	42.15	9,452	45.30
Current taxes	316	12.67	2,553	12.24
Production and operating expenses	1,112	44.60	2,697	12.93
Netback	183	7.35	8,783	42.08
In Yemen, the Company experienced an 83% netback reduction on a per Bbl basis in the three months ended September 30, 2012 compared with the same period of 2011, and a negative netback of $12.97 per Bbl in the nine months ended September 30, 2012. Operating expenses on a per Bbl basis increased substantially (245% and 358%, respectively) in the three and nine months ended September 30, 2012 compared to the same periods in 2011 as a result of production being shut-in on Block S-1 from the beginning of the year until July 27, 2012. While production volumes were down, the Company continued to incur the majority of the operating costs on Block S-1 which significantly increased operating expenses per Bbl.
Royalties and taxes as a percentage of revenue were 51% and 56%, respectively, in the three and nine months ended September 30, 2012, which is consistent with the comparative percentages of 51% and 57%, respectively, from the same periods of 2011.
Production and operating expenses associated with the production of unsold crude oil held in storage have been recorded as product inventory and are therefore not included in the netback calculations. The per Bbl figures in the netback calculations are based on sales volumes.
Production from Block S-1 recommenced on July 27, 2012 after having been shut-in following an attack on the oil export pipeline on October 8, 2011. The Block S-1 operating expenses incurred during the shut-in period are recoverable through cost oil on future production.
DERIVATIVE COMMODITY CONTRACTS
TransGlobe uses hedging arrangements from time to time as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The hedging program is actively monitored and adjusted as deemed necessary to protect the cash flows from the risk of commodity price exposure.
As there are no outstanding derivative commodity contracts at September 30, 2012, no assets or liabilities have been recognized on the Condensed Consolidated Interim Balance Sheet for the current period. As at September 30, 2012, no production is hedged in future periods.

Q3-2012	15

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Nine Months Ended September 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	18,993	4.09	13,138	3.94
Stock-based compensation	3,477	0.75	2,139	0.64
Capitalized G&A and overhead recoveries	(1,641)	(0.35)	(1,686)	(0.51)
G&A (net)	20,829	4.49	13,591	4.07

	Three Months Ended September 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	6,112	3.88	4,588	3.72
Stock-based compensation	1,500	0.95	797	0.65
Capitalized G&A and overhead recoveries	(262)	(0.17)	(1,028)	(0.83)
G&A (net)	7,350	4.66	4,357	3.54
G&A expenses (net) increased 69% (32% on a per Bbl basis) and 53% (10% on a per Bbl basis) in the three and nine months ended September 30, 2012, compared with the same period in 2011. The increase is principally due to increased staffing, administration and insurance costs associated with West Bakr, along with increased costs associated with recent acquisitions (South Alamein and South Mariut).
The increase in stock-based compensation is due partly to an increase in the total value of new options awarded during 2012 as compared to those issued during 2011, combined with an increase in the expense recorded on share appreciation rights in the nine months of 2012 as a result of share price increases.
FINANCE COSTS
Finance costs for the three and nine months ended September 30, 2012 increased to $2.5 million and $11.5 million, respectively (2011 - $1.3 million and $3.8 million, respectively). Finance costs include interest on long-term debt and convertible debentures, issue costs on convertible debentures and amortization of transaction costs associated with long-term debt. The overall increase in finance costs is due to higher debt levels combined with the costs of issuing the convertible debentures.

	Three Months Ended September 30		Nine Months Ended September 30
(000s)	2012	2011	2012	2011
Interest expense	$2,144	$963	$5,905	$2,886
Issue costs for convertible debentures	—	—	4,630	—
Amortization of deferred financing costs	323	306	953	884
Finance costs	$2,467	$1,269	$11,488	$3,770
The Company had $33.7 million of long-term debt outstanding at September 30, 2012 (September 30, 2011 - $60.0 million). The long-term debt that was outstanding at September 30, 2012 bore interest at LIBOR plus an applicable margin that varies from 3.75% to 4.75% depending on the amount drawn under the facility.
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. Transaction costs of $4.6 million relating to the issuance of the convertible debentures were expensed in the nine months ended September 30, 2012. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$18.88). Interest of 6% is payable semi-annually in arrears on March 31 and September 30. The first semi-annual interest payment was made on September 30, 2012

16	Q3-2012

which included 39 days prior to March 31, 2012. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
DEPLETION AND DEPRECIATION (“DD&A”)

	Nine Months Ended September 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	33,570	7.37	22,746	8.00
Yemen	645	7.36	3,166	6.67
Corporate	301	—	351	—
	34,516	7.44	26,263	7.91

	Three Months Ended September 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	10,706	6.90	8,781	8.57
Yemen	196	7.86	1,408	6.75
Corporate	103	—	111	—
	11,005	6.99	10,300	8.35
In Egypt, DD&A decreased 19% and 8%, respectively, on a per Bbl basis for the three and nine month periods ended September 30, 2012. These decreases are mostly due to proved plus probable reserve additions during the third quarter of 2012.
In Yemen, DD&A increased 16% and 10%, respectively, on a per Bbl basis for the three and nine month periods ended September 30, 2012. These increases are mostly due to a smaller reserve base over which capital costs are being depleted compared to 2011.
CAPITAL EXPENDITURES

	Nine Months Ended September 30
($000s)	2012	2011
Egypt	30,368	52,570
Yemen	1,003	5,557
Acquisitions	27,978	—
Corporate	130	1,417
Total	59,479	59,544
In Egypt, total capital expenditures in the first nine months of 2012 were $30.4 million (2011 - $52.6 million). The Company drilled 20 wells at West Gharib (thirteen at Arta and seven at East Arta) during the first nine months of the year. During the second and third quarters of 2012 the Company drilled five wells at West Bakr and two wells at East Ghazalat. Production is currently restricted at West Gharib due to volume constraints at the processing facility. As a result, the capital cost per well drilled in West Gharib has decreased as the Company has chosen not to proceed with the completion and equipping of those new wells, which will require fracture stimulations, until the fourth quarter of 2012 or during 2013. Furthermore, movable equipment is being redeployed from shut-in wells to producing wells.
On July 26, 2012, the Company completed a Share Purchase Agreement to acquire 100% of the common shares of Cepsa Egypt SA B.V. (“Cepsa Egypt”), a wholly-owned subsidiary of Compania Espanola De Petroleos, S.A.U. (“Cepsa”), a company registered in Spain. Cepsa Egypt holds an operated 50% working interest in the South Alamein PSC in Egypt. As a result, the Company now holds a 100% working interest in the South Alamein concession through two wholly-owned subsidiaries. The Cepsa transaction was structured as an all-cash deal, effective July 1, 2012, funded through working capital. Total consideration for the transaction was $4.9 million, which represents a $3.0 million base purchase price plus $1.9 million in consumable drilling inventory (which is classified as exploration and evaluation assets), working capital and other closing adjustments.
On June 7, 2012, the Company completed a Share Purchase Agreement to acquire 100% of the common shares of a wholly-owned subsidiary of EP Energy LLC which holds, through wholly-owned subsidiaries, a non-operated 50% interest in the South Alamein PSC in Egypt and an operated 60% working interest in the South Mariut PSC in Egypt. The transaction was structured as an all-cash deal, effective April 1, 2012, funded through working capital and the proceeds of the issuance of convertible debentures.

Q3-2012	17

Total consideration for the transaction was $23.3 million, which represents a $15.0 million base purchase price plus $8.3 million in working capital and other closing adjustments.
OUTSTANDING SHARE DATA
As at September 30, 2012, the Company had 73,758,638 common shares issued and outstanding.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operations (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operations ratio, a key short-term leverage measure, remained strong at 1.0 times at September 30, 2012. This is within the Company’s target range of no more than 2.0 times.
The following table illustrates TransGlobe’s sources and uses of cash during the periods ended September 30, 2012 and 2011:

Sources and Uses of Cash
	Nine Months Ended September 30
($000s)	2012	2011
Cash sourced
Funds flow from operations*	106,659	93,507
Transfer from restricted cash	806	1,161
Issue of convertible debentures	97,851	—
Exercise of stock options	3,196	1,828
Issuance of common shares, net of share issuance costs	—	71,583
Other	814	772
	209,326	168,851
Cash used
Capital expenditures	31,501	59,544
Deferred financing costs	383	—
Acquisitions	27,978	—
Repayment of long-term debt	26,300	30,000
Finance costs	10,203	2,453
Other	435	463
	96,800	92,460
	112,526	76,391
Changes in non-cash working capital	(110,678)	(29,166)
Increase in cash and cash equivalents	1,848	47,225
Cash and cash equivalents – beginning of period	43,884	57,782
Cash and cash equivalents – end of period	45,732	105,007
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital.
Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company expects to fund its 2012 exploration and development program of $52.0 million ($20.5 million remaining) and contractual commitments through the use of working capital and cash generated by operating activities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.
Working capital is the amount by which current assets exceed current liabilities. At September 30, 2012, the Company had working capital of $252.2 million (December 31, 2011 - $140.0 million). The increase to working capital in 2012 is principally a result of an increase in accounts receivable between December 31, 2011 and September 30, 2012, combined with a decrease in accounts payable during the same period. The majority of the Company’s accounts receivable are due from Egyptian General Petroleum Company ("EGPC"), and the recent political changes in the country have increased the Company’s credit risk. The Company is in continual discussions with EGPC and the Egyptian Government to determine solutions to the delayed cash collections, and still expects to recover the entire accounts receivable balance in full. Subsequent to the end of the third quarter, the Company received notification that it will collect $52.5 million in late November via an exported shipment of crude oil designated for TransGlobe.

18	Q3-2012

In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. Transaction costs of $4.6 million relating to the issuance of the convertible debentures were expensed in the nine months ended September 30, 2012. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$18.88). Interest of 6% is payable semi-annually in arrears on March 31 and September 30. The first semi-annual interest payment was made on September 30, 2012 which includes 39 days prior to March 31, 2012. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
At September 30, 2012, TransGlobe had $85.5 million available under a Borrowing Base Facility of which $33.7 million was drawn. As repayments on the Borrowing Base Facility are not expected to commence until 2014, the entire balance is presented as a long-term liability on the Condensed Consolidated Interim Balance Sheets. Repayments will be made as required according to the scheduled reduction of the facility.

($000s)	September 30, 2012	December 31, 2011
Bank debt	33,700	60,000
Deferred financing costs	(1,822)	(2,391)
Long-term debt (net of deferred financing costs)	31,878	57,609

COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)			Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued	Yes-Liability	47,603	47,603	—	—	—
liabilities
Long-term debt	Yes-Liability	33,700	—	33,700	—	—
Convertible debentures	Yes-Liability	102,920	—	—	102,920	—
Office and equipment leases	No	13,019	4,936	2,438	2,094	3,551
Minimum work commitments[3]	No	750	750	—	—	—
Total		197,992	53,289	36,138	105,014	3,551

[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.

[2]	Payments denominated in foreign currencies have been translated at September 30, 2012 exchange rates.

[3]	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.
Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2013.
Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease to be evaluated annually. Based on the Company’s annual Reserve Report effective December 31, 2011, no additional fees are due in 2012.
Pursuant to the June 7, 2012 share purchase agreement for a 60% operated interest in the South Mariut concession in Egypt, the Contractor (Joint Interest Partners) has a minimum financial commitment of $9.0 million ($5.4 million to TransGlobe) for three exploration wells ($3.0 million each) which were commitments from the original exploration period and were carried into the first three-year extension period, which expires on April 5, 2013. The Company issued three $3.0 million letters of credit to guarantee performance under this extension period and has commenced drilling the first of three planned wells. To date all financial commitments have been met. There is a further two-year extension available under the terms of the PSC.

Q3-2012	19

Pursuant to the June 7, 2012 and July 26, 2012 share purchase agreements for a combined 100% operated interest in the South Alamein concession in Egypt, the Company has a commitment to drill one well (all financial commitments have been met) prior to the termination of the final two-year extension period, which expires on April 5, 2014.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at September 30, 2012.
EVENTS AFTER THE REPORTING PERIOD
On November 6, 2012, the Company received notification that it was the successful bidder on four concessions in the 2011/2012 EGPC bid round in Egypt. The new concessions will be awarded following the ratification process which culminates when each concession is passed into law by the Egyptian People's Assembly (Parliament). All four concessions have a seven year exploration term which will commence when the respective concessions are passed into law. The seven year term is comprised of three phases starting with an initial three year exploration period and two additional two year extension periods. The Company committed to spending $101 million in the first exploration period (3 years) including signature bonuses, the acquisition of new 2D and 3D seismic, and an extensive drilling program approaching 40 wells.
MANAGEMENT STRATEGY AND OUTLOOK FOR 2012
The 2012 outlook provides information as to management’s expectation for results of operations for 2012. Readers are cautioned that the 2012 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.
2012 Outlook Highlights

•	Production is expected to average 17,500 Bopd, a 44% increase over the 2011 average production;

•	Exploration and development spending is expected to be $52.0 million excluding acquisitions; and

•	Funds flow from operations is estimated at $147 million, an increase of 23% over 2011, using an oil price assumption of $100.00 per barrel Dated Brent oil price for the remaining quarter of 2012.
2012 Production Outlook

Production Forecast
	2012 Guidance*	2011 Actual	% Change
Barrels of oil per day	17,500	12,132	44
* Production is estimated to average approximately 17,500 for 2012, assuming no additional production disruptions in Yemen and Egypt
2012 Updated Funds Flow From Operations Outlook
Funds flow from operations is estimated at $147.0 million ($1.96/share) based on an average Dated Brent oil price of $100/Bbl for the remainder of the year. Variations in production and commodity prices during the remainder of 2012 could significantly change this outlook. An increase or decrease in the average Dated Brent oil price of $10/Bbl for the remainder of the year would result in a corresponding change in anticipated 2012 funds flow by approximately $3.8 million or $0.05/share.

Funds Flow Forecast
($ millions)
	2012 Updated Guidance	2011 Actual	% Change
Funds flow from operations	147.0	120.0	23
Dated Brent oil price ($ per Bbl) *	109.05	111.27	(2)
* Dated Brent oil price for 2012 Updated Guidance includes an estimated price of $100/Bbl for Q4-2012.

20	Q3-2012

Revised 2012 Capital Budget
($ millions)
	Nine Months	2012	Amended 2012
	September 30, 2012	Guidance	Annual Budget
Egypt	30.4	50.3	72.7
Yemen	1.0	1.5	5.4
Corporate	0.1	0.2	0.3
Total	31.5	52.0	78.4
The 2012 capital spending, excluding acquisitions, is now expected to be approximately $52.0 million, a decrease of approximately $26 million from the amended budget. The capital spending will be lower, primarily due to delays in the acquisition approvals and subsequent operations.
The Company plans to participate in 35 wells in 2012. It is anticipated that the Company will fund its 2012 capital budget from funds flow from operations and working capital.
2013 Guidance
The Company is planning to provide 2013 guidance for production, funds flow and capital by mid-December 2012.
CHANGES IN ACCOUNTING POLICIES
New accounting policies
IFRS 7 (revised) “Financial Instruments: Disclosures”
In October 2010, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 7 to provide additional disclosure on the transfer of financial assets including the possible effects of any residual risks that the transferring entity retains. These amendments are effective for annual periods beginning after July 1, 2011. In December 2011, the IASB issued further amendments to IFRS 7 to provide additional disclosures about offsetting financial assets and financial liabilities on the entity’s balance sheet when permitted. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company has adopted these amendments for the year ending December 31, 2012. These amendments had no material impact to the Condensed Consolidated Interim Financial Statements.
IAS 12 (revised) “Income Taxes”
In December 2010, the IASB issued amendments to IAS 12 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendments introduce a presumption that entities will assess whether the carrying value of an asset will be recovered through the sale of the asset. These amendments are effective for annual periods beginning on or after January 1, 2012; therefore, the Company has adopted them for the year ending December 31, 2012. These amendments had no material impact to the Condensed Consolidated Interim Financial Statements.
Future changes to accounting policies
The following standards and interpretations have not been adopted as they apply to future periods. They may result in changes to the Company’s existing accounting policies and other note disclosures:
IFRS 9 (revised) “Financial Instruments: Classification and Measurement”
In November 2009, the IASB issued IFRS 9 as part of its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. In October 2010, the IASB updated IFRS 9 to include the requirements for financial liabilities. IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.
IFRS 10 (new) “Consolidated Financial Statements”
In May 2011, the IASB issued IFRS 10 to replace SIC-12, “Consolidation – Special Purpose Entities”, and parts of IAS 27, “Consolidated and Separate Financial Statements”. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.

Q3-2012	21

IFRS 11 (new) “Joint Arrangements”
In May 2011, the IASB issued IFRS 11 to replace IAS 31, “Interests in Joint Ventures”, and SIC-13, “Jointly Controlled Entities – Non-monetary Contributions by Venturers”. IFRS 11 requires entities to follow the substance rather than legal form of a joint arrangement and removes the choice of accounting method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IFRS 12 (new) “Disclosure of Interests in Other Entities”
In May 2011, the IASB issued IFRS 12, which aggregates and amends disclosure requirements included within other standards. IFRS 12 requires entities to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IFRS 13 (new) “Fair Value Measurement”
In May 2011, the IASB issued IFRS 13 to clarify the definition of fair value and provide guidance on determining fair value. IFRS 13 amends disclosure requirements included within other standards and establishes a single framework for fair value measurement and disclosure. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IAS 1 (revised) “Presentation of Financial Statements”
In June 2011, the IASB issued amendments to IAS 1 to require separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future from those that would not. These amendments are effective for annual periods beginning on or after July 1, 2012. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IAS 19 (revised) “Employee Benefits”
In June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IAS 28 (revised) “Investments in Associates and Joint Ventures”
In May 2011, the IASB issued amendments to IAS 28 to prescribe the accounting for investments in associates and set out the requirements for applying the equity method when accounting for investments in associates and joint ventures. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IAS 32 (revised) “Financial Instruments: Presentation”
In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements.

22	Q3-2012

INTERNAL CONTROLS OVER FINANCIAL REPORTING
TransGlobe’s management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
No changes were made to the Company’s internal control over financial reporting during the period ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Q3-2012	23

Condensed Consolidated Interim Statements of Earnings and Comprehensive Income
(Unaudited – Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended		Nine Months Ended
		September 30		September 30
	Notes	2012	2011	2012	2011

REVENUE
Oil sales, net of royalties	6	$74,540	$71,769	$225,385	$187,145
Derivative gain (loss) on commodity contracts		—	(13)	(125)	(599)
Finance revenue	7	100	148	351	343
		74,640	71,904	225,611	186,889

EXPENSES
Production and operating		11,622	9,762	35,024	26,404
General and administrative		7,350	4,357	20,829	13,591
Foreign exchange (gain) loss		3,190	265	1,016	345
Finance costs	7	2,467	1,269	11,488	3,770
Exploration		129	331	800	353
Depletion, depreciation and amortization	9	11,005	10,300	34,516	26,263
Unrealized (gain) loss on financial instruments	11	4,361	—	3,363	—
Impairment of exploration and evaluation assets	8	—	68	17	12,144
		40,124	26,352	107,053	82,870

Earnings before income taxes		34,516	45,552	118,558	104,019
Income tax expense (recovery) - current		21,634	20,336	66,216	55,827
- deferred		1,108	(894)	(556)	(2,681)
		22,742	19,442	65,660	53,146
NET EARNINGS AND COMPREHENSIVE
INCOME FOR THE PERIOD		$11,774	$26,110	$52,898	$50,873

Earnings per share	16
Basic		$0.16	$0.36	$0.72	$0.70
Diluted		$0.16	$0.35	$0.70	$0.68
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

24	Q3-2012

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	September 30 2012	December 31 2011

ASSETS
Current
Cash and cash equivalents		$45,732	$43,884
Accounts receivable		243,483	162,225
Derivative commodity contracts		—	125
Prepaids and other		8,347	7,441
Product inventory	12	2,283	—
		299,845	213,675
Non-Current
Restricted cash		1,420	2,226
Intangible exploration and evaluation assets	8	46,084	17,453
Property and equipment
Petroleum properties	9	274,955	280,524
Other assets	9	5,045	3,748
Goodwill		8,180	8,180
		$635,529	$525,806

LIABILITIES
Current
Accounts payable and accrued liabilities		$47,603	$73,692
		47,603	73,692
Non-Current
Long-term debt	10	31,878	57,609
Convertible debentures	11	102,920	—
Deferred taxes		52,335	52,891
Other long-term liabilities		1,029	1,122
		235,765	185,314

SHAREHOLDERS' EQUITY
Share capital	14	158,539	154,263
Contributed surplus		10,636	8,538
Retained earnings		230,589	177,691
		399,764	340,492
		$635,529	$525,806
See accompanying notes to the Condensed Consolidated Interim Financial Statements.
Approved on behalf of the Board:
Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
Director	Director

Q3-2012	25

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited – Expressed in thousands of U.S. Dollars)

		Three Months Ended		Nine Months Ended
		September 30		September 30
	Notes	2012	2011	2012	2011

Share Capital
Balance, beginning of period		$156,320	$153,815	$154,263	$80,106
Stock options exercised		1,674	215	3,196	1,828
Share issuance		—	—	—	75,594
Share issue costs		—	—	—	(4,011)
Transfer to share capital on exercise of options		545	74	1,080	587
Balance, end of period		$158,539	$154,104	$158,539	$154,104

Contributed Surplus
Balance, beginning of period		$9,844	$6,673	$8,538	$5,785
Stock-based compensation expense	15	1,337	982	3,178	2,383
Transfer to share capital on exercise of options		(545)	(74)	(1,080)	(587)
Balance, end of period		$10,636	$7,581	$10,636	$7,581

Retained Earnings
Balance, beginning of period		$218,815	$121,062	$177,691	$96,299
Net earnings		11,774	26,110	52,898	50,873
Balance, end of period		$230,589	$147,172	$230,589	$147,172
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

26	Q3-2012

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of U.S. Dollars)

		Three Months Ended		Nine Months Ended
		September 30		September 30
	Notes	2012	2011	2012	2011
CASH FLOWS RELATED TO THE FOLLOWING
ACTIVITIES:

OPERATING
Net earnings for the period		$11,774	$26,110	$52,898	$50,873
Adjustments for:
Depletion, depreciation and amortization	9	11,005	10,300	34,516	26,263
Deferred lease inducement		113	119	342	238
Impairment of exploration and evaluation costs	8	—	68	17	12,144
Stock-based compensation		1,500	738	3,477	2,139
Finance costs	7	2,467	1,269	11,488	3,770
Income tax expense		22,742	19,442	65,660	53,146
Unrealized (gain) loss on commodity contracts		—	13	125	235
Unrealized (gain) loss on financial instruments	11	4,361	—	3,363	—
Unrealized (gain) loss on foreign currency
translation		3,069	257	989	526
Income taxes paid		(21,634)	(20,336)	(66,216)	(55,827)
Changes in non-cash working capital	18	(33,029)	(34,524)	(77,917)	(32,207)
Net cash generated by (used in) operating activities		2,368	3,456	28,742	61,300

INVESTING
Additions to intangible exploration and evaluation
assets	8	(189)	(862)	(1,710)	(6,699)
Additions to petroleum properties	9	(11,854)	(19,296)	(28,626)	(50,981)
Additions to other assets	9	(536)	(2)	(1,165)	(1,864)
Business acquisitions	4	(4,881)	—	(27,978)	—
Changes in restricted cash		(1)	(3)	806	1,161
Changes in non-cash working capital	18	(765)	(651)	(32,850)	2,713
Net cash generated by (used in) investing activities		(18,226)	(20,814)	(91,523)	(55,670)

FINANCING
Issue of common shares for cash		1,674	215	3,196	77,422
Issue costs for common shares		—	—	—	(4,011)
Financing costs		—	—	(383)	—
Interest paid		(4,180)	(530)	(5,573)	(2,453)
Issue of convertible debentures	11	—	—	97,851	—
Issue costs for convertible debentures		—	—	(4,630)	—
Repayments of long-term debt		(6,300)	—	(26,300)	(30,000)
Decrease in other long-term liabilities		(106)	—	(435)	772
Changes in non-cash working capital	18	(2,374)	432	89	328
Net cash generated by (used in) financing activities		(11,286)	117	63,815	42,058
Currency translation differences relating to cash and cash
equivalents		646	(411)	814	(463)
NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS		(26,498)	(17,652)	1,848	47,225
CASH AND CASH EQUIVALENTS, BEGINNING OF
PERIOD		72,230	122,659	43,884	57,782
CASH AND CASH EQUIVALENTS, END OF
PERIOD		$45,732	$105,007	$45,732	$105,007
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q3-2012	27

As at September 30, 2012 and December 31, 2011 and for the periods ended September 30, 2012 and 2011
(Unaudited - Expressed in U.S. Dollars)
1. CORPORATE INFORMATION
TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ Exchange (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe Energy Corporation together with its subsidiaries (“TransGlobe” or the “Company”) is engaged primarily in oil exploration, development and production and the acquisition of properties.
2. BASIS OF PREPARATION
Statement of compliance
These Condensed Consolidated Interim Financial Statements include the accounts of the Company as at September 30, 2012 and December 31, 2011, and for the three and nine month periods ended September 30, 2012 and 2011. These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and do not contain all the disclosures required for full annual financial statements.
These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on November 6, 2012.
Basis of measurement
The accounting policies and methods of computation applied in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent Annual Financial Statements for the year-ended December 31, 2011, except for the convertible debentures described in Note 11 and the inventory described in Note 12.
The Company prepared these Condensed Consolidated Interim Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents, derivative financial instruments and convertible debentures that have been measured at fair value.
Functional and presentation currency
In these Condensed Consolidated Interim Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (U.S.) dollars, which is the Company’s functional currency. All references to $ are to United States dollars and references to C$ are to Canadian dollars and all values are rounded to the nearest thousand except when otherwise indicated.
3. CHANGES IN ACCOUNTING POLICIES
New accounting policies
IFRS 7 (revised) “Financial Instruments: Disclosures”
In October 2010, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 7 to provide additional disclosure on the transfer of financial assets including the possible effects of any residual risks that the transferring entity retains. These amendments are effective for annual periods beginning after July 1, 2011. In December 2011, the IASB issued further amendments to IFRS 7 to provide additional disclosures about offsetting financial assets and financial liabilities on the entity’s balance sheet when permitted. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company has adopted these amendments for the year ending December 31, 2012. These amendments had no material impact to the Condensed Consolidated Interim Financial Statements.
IAS 12 (revised) “Income Taxes”
In December 2010, the IASB issued amendments to IAS 12 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendments introduce a presumption that entities will assess whether the carrying value of an asset will be recovered through the sale of the asset. These amendments are effective for annual periods beginning on or

28	Q3-2012

after January 1, 2012; therefore, the Company has adopted them for the year ending December 31, 2012. These amendments had no material impact to the Condensed Consolidated Interim Financial Statements.
Future changes to accounting policies
The following standards and interpretations have not been adopted as they apply to future periods. They may result in changes to the Company’s existing accounting policies and other note disclosures:
IFRS 9 (revised) “Financial Instruments: Classification and Measurement”
In November 2009, the IASB issued IFRS 9 as part of its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. In October 2010, the IASB updated IFRS 9 to include the requirements for financial liabilities. IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.
IFRS 10 (new) “Consolidated Financial Statements”
In May 2011, the IASB issued IFRS 10 to replace SIC-12, “Consolidation – Special Purpose Entities”, and parts of IAS 27, “Consolidated and Separate Financial Statements”. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IFRS 11 (new) “Joint Arrangements”
In May 2011, the IASB issued IFRS 11 to replace IAS 31, “Interests in Joint Ventures”, and SIC-13, “Jointly Controlled Entities – Non-monetary Contributions by Venturers”. IFRS 11 requires entities to follow the substance rather than legal form of a joint arrangement and removes the choice of accounting method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IFRS 12 (new) “Disclosure of Interests in Other Entities”
In May 2011, the IASB issued IFRS 12, which aggregates and amends disclosure requirements included within other standards. IFRS 12 requires entities to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IFRS 13 (new) “Fair Value Measurement”
In May 2011, the IASB issued IFRS 13 to clarify the definition of fair value and provide guidance on determining fair value. IFRS 13 amends disclosure requirements included within other standards and establishes a single framework for fair value measurement and disclosure. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IAS 1 (revised) “Presentation of Financial Statements”
In June 2011, the IASB issued amendments to IAS 1 to require separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future from those that would not. These amendments are effective for annual periods beginning on or after July 1, 2012. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IAS 19 (revised) “Employee Benefits”
In June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IAS 28 (revised) “Investments in Associates and Joint Ventures”
In May 2011, the IASB issued amendments to IAS 28 to prescribe the accounting for investments in associates and set out the requirements for applying the equity method when accounting for investments in associates and joint ventures. These amendments

Q3-2012	29

are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IAS 32 (revised) “Financial Instruments: Presentation”
In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements.
4. BUSINESS COMBINATIONS
Cepsa Egypt SA B.V.
On July 26, 2012, the Company completed a Share Purchase Agreement to acquire 100% of the common shares of Cepsa Egypt SA B.V. (“Cepsa Egypt”), a wholly-owned subsidiary of Compania Espanola De Petroleos, S.A.U. (“Cepsa”), a company registered in Spain. Cepsa Egypt holds an operated 50% working interest in the South Alamein PSC in Egypt. In conjunction with the EP Energy LLC business combination that was completed in the second quarter of 2012, this transaction brings the Company’s working interest in the South Alamein concession to 100%. The transaction was structured as an all-cash deal, effective July 1, 2012, funded through working capital. Total consideration for the transaction was $4.9 million, which represents an initial $3.0 million base purchase price plus $1.9 million in consumable drilling equipment inventory (which is classified as exploration and evaluation assets), working capital and other closing adjustments.
This acquisition was accounted for using the acquisition method. The Company consolidated the underlying assets acquired and liabilities assumed as at the acquisition date.
The estimated fair values assigned to the assets acquired and liabilities assumed were based on internal estimates. The consideration paid was equal to the fair values of the net identifiable assets acquired and as a result there was no goodwill or bargain purchase gain recognized on acquisition.
The consideration paid and fair values of the identifiable assets acquired and liabilities assumed by the Company are as follows:

Fair value of net assets acquired (000s)
Property and equipment – intangible exploration and evaluation assets	$4,572
Property and equipment – other assets	279
Working capital	30
Total cost of acquisition	$4,881
The fair value of the acquired working capital approximates its carrying value due to its short-term nature.
The Condensed Consolidated Interim Financial Statements include the results of operations, working capital and other adjustments recorded for the 66 days remaining in the period ended September 30, 2012 after closing. The business acquired contributed an after-tax loss of $0.1 million to the Condensed Consolidated Interim Statement of Earnings and Comprehensive Income for the three and nine months ended September 30, 2012, and contributed no revenue since it does not currently have production or sales. Had the transaction closed on January 1, 2012, the incremental after-tax loss reported by the Company would have been $1.8 million for the nine month period ended September 30, 2012.
Costs related to the acquisition in the amount of $0.1 million were expensed as incurred in 2012 and included in general and administrative expenses in the Condensed Consolidated Interim Statement of Earnings and Comprehensive Income.
EP Energy LLC
On June 7, 2012, the Company completed a Share Purchase Agreement to acquire 100% of the common shares of a wholly-owned subsidiary of EP Energy LLC, which holds, through wholly-owned subsidiaries, a non-operated 50% working interest in the South Alamein PSC in Egypt and an operated 60% working interest in the South Mariut PSC in Egypt. The transaction was structured as an all-cash deal, effective April 1, 2012, funded through working capital and the proceeds of the issuance of convertible debentures. Total consideration for the transaction was $23.3 million, which represents an initial $15.0 million base purchase price plus $8.3 million in consumable drilling equipment inventory (which is classified as exploration and evaluation assets), working capital and other closing adjustments.
This acquisition was accounted for using the acquisition method. The Company consolidated the underlying assets acquired and liabilities assumed as at the acquisition date.

30	Q3-2012

The estimated fair values assigned to the assets acquired and liabilities assumed were based on internal estimates. The consideration paid was equal to the fair values of the net identifiable assets acquired and as a result there was no goodwill or bargain purchase gain recognized on acquisition.
The consideration paid and fair values of the identifiable assets acquired and liabilities assumed by the Company are as follows:

Fair value of net assets acquired (000s)
Property and equipment – intangible exploration and evaluation assets	$22,366
Property and equipment – other assets	807
Working capital (including cash - $215)	139
Total cost of acquisition	$23,312
The fair value of the acquired working capital approximates its carrying value due to its short-term nature.
The Condensed Consolidated Interim Financial Statements include the results of operations, working capital and other adjustments recorded for the days remaining in the three and nine month periods ended September 30, 2012 after closing. The business acquired contributed an after-tax loss of $0.2 million and $0.3 million, respectively, to the Condensed Consolidated Interim Statement of Earnings and Comprehensive Income for the three and nine months ended September 30, 2012, and contributed no revenue since it does not currently have production or sales. Had the transaction closed on January 1, 2012, the incremental after-tax loss reported by the Company would have been $1.3 million for the nine month period ended September 30, 2012.
Costs related to the acquisition in the amount of $0.1 million were expensed as incurred in 2012 and included in general and administrative expenses in the Condensed Consolidated Interim Statement of Earnings and Comprehensive Income.
5. RISK MANAGEMENT AND CAPITAL DISCLOSURES
Credit risk
Credit risk is the risk of loss if the counterparties do not fulfill their contractual obligations, and is a significant risk facing the Company. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit losses in the collection of accounts receivable to date.
Trade and other receivables are analyzed in the table below. The majority of these receivables are due from the Egyptian Government. The recent political changes in the country combined with the Company's increased production during this period have resulted in a larger receivable balance, which increases TransGlobe’s credit risk. Despite these factors, the Company still expects to collect in full all outstanding receivables.

(000s)
Trade and other receivables at September 30, 2012
Neither impaired nor past due	$49,127
Impaired (net of valuation allowance)	—
Not impaired and past due in the following period:
Within 30 days	23,115
31-60 days	19,831
61-90 days	24,024
Over 90 days	127,386
In Egypt, the Company sold all of its 2012 and 2011 production to one purchaser. In Yemen, the Company sold all of its 2012 Block 32 production to one purchaser, and all of its 2011 Block 32 production to another purchaser. Block S-1 production was sold to one purchaser in 2012 and 2011. Management considers such transactions normal for the Company and the international oil industry in which it operates.

Q3-2012	31

Capital Disclosures
The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its petroleum assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt and convertible debentures is not greater than two times the Company’s funds flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above stated criteria, funds flow from operations is defined as cash flow from operating activities before changes in non-cash working capital. Funds flow from operations is a measure that may not be comparable to similar measures used by other companies. The Company defines and computes its capital as follows:

	As at	As at
(000s)	September 30 2012	December 31 2011
Shareholders’ equity	$399,764	$340,492
Long-term debt, including the current portion (net of unamortized transaction costs)	31,878	57,609
Convertible debentures	102,920	—
Cash and cash equivalents	(45,732)	(43,884)
Total capital	$488,830	$354,217
The Company’s debt-to-funds flow ratio is computed as follows:

	12 months trailing
(000s)	September 30, 2012	December 31, 2011
Long-term debt, including the current portion (net of unamortized transaction costs)	$31,878	$57,609
Convertible debentures	102,920	—
Total debt	134,798	57,609

Cash flow from operating activities	31,072	63,630
Changes in non-cash operating working capital	102,056	56,346
Funds flow from operations	$133,128	$119,976
Ratio	1.0	0.5
The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives. The Company is also subject to financial covenants in the Borrowing Base Facility that existed as at September 30, 2012. The key financial covenants are as follows:

•
Consolidated Financial Indebtedness to EBITDAX will not exceed 3.0 to 1.0. For the purposes of this calculation, Consolidated Financial Indebtedness shall mean the aggregate of all Financial Indebtedness of the Company. EBITDAX shall be defined as Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, accretion of abandonment liability, unrealized hedging losses and other similar non-cash charges (including expenses related to stock options and unrealized gains or losses on financial instruments), minus unrealized hedging gains and all non-cash income added to Consolidated Net Income.

•	Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.
The Company is in compliance with all financial covenants at September 30, 2012.

32	Q3-2012

6. OIL REVENUE

	Three Months Ended September 30		Nine Months Ended September 30
(000s)	2012	2011	2012	2011
Oil sales	$152,624	$128,265	$460,128	$339,875
Less: Royalties	78,084	56,496	234,743	152,730
Oil sales, net of royalties	$74,540	$71,769	$225,385	$187,145

7. FINANCE REVENUE AND COSTS
Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.
Finance costs recognized in earnings were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(000s)	2012	2011	2012	2011
Interest expense	$2,144	$963	$5,905	$2,886
Issue costs for convertible debentures	—	—	4,630	—
Amortization of deferred financing costs	323	306	953	884
Finance costs	$2,467	$1,269	$11,488	$3,770

8. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2011	$17,453
Additions	1,710
Acquisitions (Note 4)	26,938
Impairment loss	(17)
Balance at September 30, 2012	$46,084
Included in the E&E asset balance at September 30, 2012 is consumable drilling equipment inventory of $9.2 million (December 31, 2011 - $0.5 million).
As at September 30, 2012 and December 31, 2011, none of the Company’s other assets were being used in E&E activities.
9. PROPERTY AND EQUIPMENT

(000s)	Petroleum Properties	Other Assets	Total
Balance at December 31, 2011	$341,620	$7,888	$349,508
Additions	28,626	1,165	29,791
Acquisitions (Note 4)	—	1,086	1,086
Balance at September 30, 2012	$370,246	$10,139	$380,385

Accumulated depletion, depreciation, amortization and impairment losses at	$61,096	$4,140	$65,236
December 31, 2011
Depletion, depreciation and amortization for the period	34,195	954	35,149
Balance at September 30, 2012	$95,291	$5,094	$100,385

Net Book Value
At December 31, 2011	$280,524	$3,748	$284,272
At September 30, 2012	$274,955	$5,045	$280,000

Q3-2012	33

10. LONG-TERM DEBT
The contractual terms of the Company’s interest-bearing loans and borrowings are measured at amortized cost. As at September 30, 2012, the only significant interest-bearing loans and borrowings related to the Borrowing Base Facility are described below.

	September 30	December 31
(000s)	2012	2011
Bank debt	$33,700	$60,000
Deferred financing costs	(1,822)	(2,391)
	31,878	57,609
Current portion of long-term debt	—	—
	$31,878	$57,609
During the three and nine months ended September 30, 2012, the average effective interest rates were 11.0% and 9.1%, respectively (2011 – 8.2% and 7.8%, respectively). Effective July 1, 2012, the Company’s borrowing capacity under the Borrowing Base Facility was reduced to $85.5 million due to a scheduled reduction in accordance with the terms of the facility.
The estimated future debt payments on long-term debt, as of September 30, 2012 are as follows:

(000s)
2012	$—
2013	—
2014	6,200
2015	27,500
$33,700

11. CONVERTIBLE DEBENTURES

(000s)
Balance at December 31, 2011	$—
Issuance	97,851
Fair value adjustment	3,363
Foreign exchange adjustment	1,706
Balance at September 30, 2012	$102,920
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. Transaction costs of $4.6 million relating to the issuance of the convertible debentures were expensed in the nine months ended September 30, 2012. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$18.88). Interest of 6% is payable semi-annually in arrears on March 31 and September 30. The first semi-annual interest payment was made on September 30, 2012. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
The convertible debentures are classified as financial instruments at fair value through profit or loss, and as such are measured at fair value with changes in fair value included in earnings. Fair value is determined based on market price quotes from the exchange on which the convertible debentures are traded as at the period end date. As at September 30, 2012 the convertible debentures were trading at a price of C$103.52 for a C$100.00 par value debenture. Transaction costs of $4.6 million associated with the issuance of the convertible debentures were recognized through earnings as incurred.

34	Q3-2012

12. PRODUCT INVENTORY
Product inventory consists of crude oil held in storage, which is valued at the lower of cost or net realizable value. As determined on a concession by concession basis, cost is the Company's expenses related to the operation and depletion associated with the production of the crude oil that is held in storage.
13. COMMITMENTS AND CONTINGENCIES
The Company is subject to certain office and equipment leases.
Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2013.
Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease to be evaluated annually. As at December 31, 2011, no additional fees were due in 2012.
Pursuant to the June 7, 2012 share purchase agreement for a 60% operated interest in the South Mariut concession in Egypt, the Contractor (Joint Interest Partners) has a minimum financial commitment of $9.0 million ($5.4 million to TransGlobe) for three exploration wells ($3.0 million each) which were commitments from the original exploration period and were carried into the first three-year extension period, which expires on April 5, 2013. The Company issued three $3.0 million letters of credit to guarantee performance under this extension period and has commenced drilling the first of three planned wells. To date all financial commitments have been met. There is a further two-year extension available under the terms of the PSC.
Pursuant to the June 7, 2012 and July 26, 2012 share purchase agreements for a combined 100% operated interest in the South Alamein concession in Egypt, the Company has a commitment to drill one well (all financial commitments have been met) prior to the termination of the final two-year extension period, which expires on April 5, 2014.
In the normal course of its operations, the Company may be subject to litigation proceedings and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at September 30, 2012.
14. SHARE CAPITAL
Authorized
The Company is authorized to issue an unlimited number of common shares with no par value.
Issued
During the nine month period ended September 30, 2012 the Company issued 704,500 common shares for net proceeds of $3.2 million as a result of the exercise of stock options. As at September 30, 2012, the Company had 73,758,638 common shares issued and outstanding.
15. SHARE-BASED PAYMENTS
Stock option plan
The Company operates a stock option plan (the "Plan") to provide equity-settled share-based remuneration to directors, officers and employees. The number of Common Shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price equal to the weighted average trading price of the common shares for the five trading days prior to the date of grant. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.
During the nine month period ended September 30, 2012, the Company granted 1,172,700 new stock options under the Plan. During the same period, stock option holders exercised 704,500 stock options and an additional 224,000 stock options were forfeited and cancelled.

Q3-2012	35

Compensation expense of $1.3 million and $3.2 million has been recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income and Changes in Shareholders’ Equity during the three and nine month periods of September 30, 2012 (2011 - $1.0 million and $2.4 million respectively) in respect of equity-settled share-based payment transactions.
Share appreciation rights plan
In addition to the Company’s stock option plan, the Company also issues share appreciation rights (“units”) under the share appreciation rights plan. Share appreciation rights are similar to stock options except that the holder does not have the right to purchase the underlying share of the Company but receives cash. Units granted under the share appreciation rights plan vest one-third on each of the first, second and third anniversaries of the grant date. Share appreciation rights granted expire five years after the grant date.
During the nine month period ended September 30, 2012, the Company granted 48,000 new units under the share appreciation rights plan.
Compensation expense of $0.2 million and $0.3 million has been recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income and Changes in Shareholders’ Equity during the three and nine month periods of September 30, 2012 (2011 - expense recoveries of $0.2 million in both periods) in respect of cash-settled share-based payment transactions.
16. PER SHARE AMOUNTS
In calculating the earnings per share, basic and diluted, the following weighted average shares were used:

	Three Months Ended		Nine Months Ended
		September 30		September 30
(000s)	2012	2011	2012	2011
Weighted average number of shares outstanding	73,450	72,993	73,249	72,358
Dilutive effect of stock options	2,171	2,378	2,252	2,548
Weighted-average number of diluted shares outstanding	75,621	75,371	75,501	74,906
In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three and nine month periods ended September 30, 2012, the Company excluded 2,019,700 stock options (2011 – 1,041,700 and 1,023,700 respectively) as their exercise price was greater than the average common share market price in the respective periods.
The convertible debentures are dilutive in any period in which earnings per share is reduced by the effect of adjusting net earnings for the impact of the convertible debentures, and adjusting the weighted-average number of shares outstanding for the potential shares issuable on conversion of the convertible debentures. The convertible debentures were anti-dilutive for the three and nine month periods ended September 30, 2012.

36	Q3-2012

17. SEGMENTED INFORMATION
The Company has two reportable operating segments: the Arab Republic of Egypt and the Republic of Yemen. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of properties.
In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales.
The accounting policies of the operating segments are the same as the Company’s accounting policies.

		Egypt		Yemen		Total
	Nine Months Ended		Nine Months Ended		Nine Months Ended
	September 30		September 30		September 30
(000s)	2012	2011	2012	2011	2012	2011
Revenue
Oil sales, net of royalties	$219,725	$158,761	$5,660	$28,384	$225,385	$187,145
Finance revenue	38	6	25	14	63	20
Total segmented revenue	219,763	158,767	5,685	28,398	225,448	187,165

Segmented expenses
Production and operating	29,552	19,930	5,472	6,474	35,024	26,404
Depletion, depreciation and amortization	33,570	22,746	645	3,166	34,215	25,912
Income taxes – current	64,890	49,350	1,326	6,477	66,216	55,827
Income taxes – deferred	(1,218)	(3,217)	662	536	(556)	(2,681)
Impairment loss	17	12,144	—	—	17	12,144
Total segmented expenses	126,811	100,953	8,105	16,653	134,916	117,606

Segmented earnings	$92,952	$57,814	$(2,420)	$11,745	90,532	69,559

Non-segmented expenses (income)
Derivative loss on commodity contracts					125	599
Exploration					800	353
General and administrative					20,829	13,591
Foreign exchange (gain) loss					1,016	345
Depreciation and amortization					301	351
Unrealized loss on financial instruments					3,363	—
Finance revenue					(288)	(323)
Finance costs					11,488	3,770
Total non-segmented expenses					37,634	18,686

Net earnings for the period					$52,898	$50,873

Capital expenditures
Exploration and development	$30,368	$52,570	$1,003	$5,557	$31,371	$58,127
Corporate acquisitions					27,978	—
Corporate					130	1,417
Total capital expenditures					$59,479	$59,544

Q3-2012	37

		Egypt		Yemen		Total
	Three Months Ended		Three Months Ended		Three Months Ended
	September 30		September 30		September 30
(000s)	2012	2011	2012	2011	2012	2011
Revenue
Oil sales, net of royalties	$72,929	$57,736	$1,611	$14,033	$74,540	$71,769
Finance revenue	8	6	3	14	11	20
Total segmented revenue	72,937	57,742	1,614	14,047	74,551	71,789

Segmented expenses
Production and operating	10,510	7,065	1,112	2,697	11,622	9,762
Depletion, depreciation and amortization	10,706	8,781	196	1,408	10,902	10,189
Income taxes – current	21,318	17,783	316	2,553	21,634	20,336
Income taxes – deferred	(138)	(513)	1,246	(381)	1,108	(894)
Impairment loss	—	68	—	—	—	68
Total segmented expenses	42,396	33,184	2,870	6,277	45,266	39,461

Segmented earnings	$30,541	$24,558	$(1,256)	$7,770	29,285	32,328

Non-segmented expenses (income)
Derivative loss on commodity contracts					—	13
Exploration					129	331
General and administrative					7,350	4,357
Foreign exchange (gain) loss					3,190	265
Depreciation and amortization					103	111
Unrealized (gain) loss on financial instruments					4,361	—
Finance revenue					(89)	(128)
Finance costs					2,467	1,269
Total non-segmented expenses					17,511	6,218

Net earnings for the period					$11,774	$26,110

Capital expenditures
Exploration and development	$11,901	$19,594	$630	$549	$12,531	$20,143
Corporate acquisition					4,881	—
Corporate					48	17
Total capital expenditures					$17,460	$20,160

38	Q3-2012

The carrying amounts of reportable segment assets and liabilities are as follows:

September 30, 2012
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$31,204	$14,880	$46,084
Property and equipment
Petroleum properties	239,968	34,987	274,955
Other assets	3,087	—	3,087
Goodwill	8,180	—	8,180
Other	266,063	5,320	271,383
Segmented assets	548,502	55,187	603,689
Non-segmented assets			31,840
Total assets			$635,529

Liabilities
Accounts payable and accrued liabilities	$40,936	$2,438	$43,374
Deferred taxes	41,893	10,442	52,335
Segmented liabilities	82,829	12,880	95,709
Non-segmented liabilities			140,056
Total liabilities			$235,765

December 31, 2011
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$2,915	$14,538	$17,453
Property and equipment
Petroleum properties	244,920	35,604	280,524
Other assets	1,619	—	1,619
Goodwill	8,180	—	8,180
Other	184,545	14,269	198,814
Segmented assets	442,179	64,411	506,590
Non-segmented assets			19,216
Total assets			$525,806

Liabilities
Accounts payable and accrued liabilities	$67,170	$2,226	$69,396
Deferred taxes	43,112	9,779	52,891
Segmented liabilities	110,282	12,005	122,287
Non-segmented liabilities			63,027
Total liabilities			$185,314

Q3-2012	39

18. SUPPLEMENTAL CASH FLOW INFORMATION
Changes in non-cash working capital consisted of the following:

	Three Months Ended		Nine Months Ended
	September 30		September 30
(000s)	2012	2011	2012	2011
Operating activities
(Increase) decrease in current assets
Accounts receivable	$(28,962)	$(48,992)	$(81,258)	$(50,138)
Prepaids and other	(3,953)	(648)	(1,832)	(66)
Product inventory	(1,650)	—	(1,650)	—
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	1,536	15,116	6,823	17,997
	$(33,029)	$(34,524)	$(77,917)	$(32,207)

Investing Activities
(Increase) decrease in current assets
Prepaids and other	$(199)	$(2,600)	$828	$(2,534)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(566)	1,949	(33,678)	5,247
	$(765)	$(651)	$(32,850)	$2,713

Financing Activities
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	$(2,374)	$432	$89	$328
	$(2,374)	$432	$89	$328

19. EVENTS AFTER THE REPORTING PERIOD
On November 6, 2012, the Company received notification that it was the successful bidder on four concessions in the 2011/2012 Egyptian General Petroleum Company ("EGPC") bid round in Egypt. The new concessions will be awarded following the ratification process which culminates when each concession is passed into law by the Egyptian People's Assembly (Parliament). All four concessions have a seven year exploration term which will commence when the respective concessions are passed into law. The seven year term is comprised of three phases starting with an initial three year exploration period and two additional two year extension periods. The Company committed to spending $101 million in the first exploration period (3 years) including signature bonuses, the acquisition of new 2D and 3D seismic, and an extensive drilling program approaching 40 wells.

40	Q3-2012

CORPORATE INFORMATION

DIRECTORS AND OFFICERS		TRANSFER AGENT AND REGISTRAR
Robert A. Halpin[3,4]		Olympia Trust Company
Director, Chairman of the Board		Calgary, Alberta

Ross G. Clarkson		LEGAL COUNSEL
Director, President & CEO		Burnet, Duckworth & Palmer LLP
Calgary, Alberta
Lloyd W. Herrick
Director, Vice President & COO		BANK
Sumitomo Mitsui Banking Corporation Europe Limited
Geoffrey C. Chase[1,4]		London, Great Britain
Director
AUDITOR
Fred J. Dyment[1,2]		Deloitte & Touche LLP
Director		Calgary, Alberta

Gary S. Guidry[2,4]		EVALUATION ENGINEERS
Director		DeGolyer and MacNaughton Canada Limited
Calgary, Alberta
Erwin L. Noyes[2,3]
Director

Robert G. Jennings [1,3]		HEAD OFFICE
Director		2300, 250 – 5th Street S.W.
Calgary, Alberta, Canada T2P 0R4
Randy C. Neely		Telephone: (403) 264-9888
Vice President, Finance, CFO &		Facsimile: (403) 770-8855
Corporate Secretary

Albert E. Gress		EGYPT OFFICE
Vice President, Business Development		10 Rd 261
New Maadi, Cairo, Egypt
Brett Norris
Vice President, Exploration

Robert M. Pankiw
Vice President, Engineering
INVESTOR RELATIONS
1.	Audit Committee	Scott Koyich
2.	Compensation Committee	Telephone: (403) 264-9888
3.	Governance and Nominating Committee	Email: investor.relations@trans-globe.com
4.	Reserves Committee	Website: www.trans-globe.com